Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

Subject to Completion

Preliminary Prospectus Supplement dated February 2, 2004

PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)

1,000,000 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Performance of the Dow Jones Industrial AverageSM

due February     , 2011

(the “Notes”)

$10 principal amount per unit

The Notes:

•       No payments before the maturity date.

•       Senior unsecured debt securities of Merrill Lynch &
Co., Inc.

•       Linked to the value of the Dow Jones Industrial Average.

•       We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PDNT”.

•       Expected settlement date: February     , 2004.

•       Minimum repayment at maturity will not be less than 97% of the principal amount per unit.

Payment at maturity:

•       On the maturity date, for each unit of the Notes you own, we will pay you an amount equal to the sum of $9.70 per unit and an additional amount based on the percentage increase, if any, in the value of the Dow Jones Industrial Average multiplied by a participation rate expected to be between 100% and 115%, as described in this prospectus supplement. If the value of the Dow Jones Industrial Average decreases or does not increase sufficiently, at maturity you will receive less than the $10 principal amount per unit, which would result in a loss to you. The value of the Dow Jones Industrial Average must increase by a percentage expected to be between 2.61% and 3.00%, depending upon the actual participation rate, in order for you to receive at least the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$10,000,000
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is February     , 2004.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the 97% Protected Notes Linked to the Performance of the Dow Jones Industrial AverageSM due February     , 2011. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Dow Jones Industrial Average (the “Index”), the extent of the principal protection, and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on February     , 2011. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until maturity.

Each unit of the Notes represents $10 principal amount of the Notes. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

What will I receive on the stated maturity date of the Notes?

We have designed the Notes for investors who are willing to forego some principal protection in exchange for enhanced participation in possible increases in the value of the Index. On the stated maturity date, you will receive a cash payment per unit equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

Minimum Redemption Amount

The “Minimum Redemption Amount” per unit is $9.70.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value Starting Value	)	×	Participation Rate

but will not be less than zero.

As a result of the foregoing, the value of the Index will need to increase by a percentage between 2.61% and 3.00%, depending upon the actual Participation Rate, as described below, in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” will equal the closing value of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

The “Ending Value” means the average, arithmetic mean, of the values of the Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or option contracts relating to the Index.

The “Participation Rate” will be a fixed percentage expected to be between 100% and 115%. We will determine the actual Participation Rate on the Pricing Date and disclose it to you in the final prospectus supplement delivered in connection with sales of the Notes.

We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the Minimum Redemption Amount regardless of whether any Supplemental Redemption Amount is payable.

For more specific information about the Supplemental Redemption Amount, please see the section “Description of the Notes” in this prospectus supplement.

Examples

Here are three examples of Supplemental Redemption Amount calculations assuming a Participation Rate of 107.5%, the midpoint of the expected range of 100% to 115%:

Example 1—At the stated maturity, the Index is below the hypothetical Starting Value:

Minimum Redemption Amount: $9.70

Hypothetical Starting Value: 10,488.07

Hypothetical Ending Value: 9,439.26

Supplemental Redemption Amount (per unit) = $10 ×	(9,439.26 – 10,488.07 10,488.07)	× 107.5%	= $0	(Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $9.70 + $0 = $9.70

Example 2—At the stated maturity, the Index is slightly above the hypothetical Starting Value:

Minimum Redemption Amount:  $9.70

Hypothetical Starting Value: 10,488.07

Hypothetical Ending Value: 10,697.83

Supplemental Redemption Amount (per unit) = $10 ×	(10,697.83 – 10,488.07)	× 107.5%	= $0.22	(The Index has not sufficiently increased to prevent a loss to you)
10,488.07

Total payment at maturity (per unit) = $9.70 + $0.22 = $9.92

Example 3—At the stated maturity, the Index is above the hypothetical Starting Value:

Minimum Redemption Amount: $9.70

Hypothetical Starting Value: 10,488.07

Hypothetical Ending Value: 11,536.88

Supplemental Redemption Amount (per unit) = $10 ×	(11,536.88 – 10,488.07)	× 107.5%	= $1.08
10,488.07

Total payment at maturity (per unit) = $9.70 + 1.08 = $10.78

Who publishes the Index and what does the Index measure?

The Dow Jones Industrial AverageSM is a price-weighted index published by Dow Jones & Company, Inc. (“Dow Jones”) which means a component stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal (the “WSJ”). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the NYSE and the Nasdaq National Market. As of January 30, 2004, the market capitalization of the stocks in the Index ranged from approximately $8,141,565,000 to $337,741,400,000, with the average market capitalization being $106,781,240,166.

The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have included a graph showing the year-end closing value of the Index for each year from 1946 through 2003 and a graph and table showing the month-end closing value of the Index from January 1996 through January 2004 in the section entitled “The Index—Historical Data on the Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment at maturity will be, or that the actual cash payment at maturity will even exceed $9.70. We have determined that this estimated yield will equal     % per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $10 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $         in 2004, $         in 2005, $         in 2006, $         in 2007, $         in 2008, $         in 2009, $         in 2010 and $         in 2011. However, in 2011, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $        , depending upon the cash payment at maturity you receive. Also, if the cash payment at maturity is less than $        , you may have a loss which you could deduct against other income you may have in 2011, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will I receive interest payments on the Notes ?

You will not receive any interest payments on the Notes, but will instead receive the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PDNT”. You should be aware that the quotation of the Notes on the Nasdaq will not necessarily ensure that a liquid trading market will be available for the Notes. You should review “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes . However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could, result in a conflict of interest between MLPF&S’ status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal at maturity equal to your initial investment in the Notes. The payment at maturity on the Notes will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the amount you receive at maturity may be more or less than the principal amount of the Notes. If the Ending Value is less than or equal to the Starting Value, the amount you will receive at maturity will be less than the principal amount per unit, in which case your investment in the Notes will result in a loss to you. Even if the Ending Value is greater than the Starting Value, the increase in the value of the Index may not be sufficient to ensure that the amount you will receive at maturity will exceed the principal amount of the Notes; in such a case, your investment in the Notes will result in a loss to you. The amount you will receive at maturity will, however, never be less than 97% of the principal amount per unit of Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because the value of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Notes

We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PDNT”. You cannot assume that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance, and other factors such as the increase, if any, in the value of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Index is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount by which the Index exceeds the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your Notes when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of Notes. In general, rising U.S. dividend rates or dividends per share may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in U.S. interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes will increase. Rising U.S. interest rates may lower the value of the Index and, thus, the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.     Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases we expect that the trading value of the Notes will increase and, conversely, if the volatility of the Index decreases, we expect the value of the Notes will decrease.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a “time premium” due to expectations concerning the value of the Index during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. However, we expect that the effect on the trading value of the Notes of a given increase in the value of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See “Description of the Notes —Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on February     , 2011.

While at maturity a beneficial owner of a Note will receive the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See “—Payment at maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10.00 per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the Minimum Redemption Amount of the Note.

The “Minimum Redemption Amount” for a Note is $9.70.

The “Supplemental Redemption Amount” for a Note will be determined by the calculation agent and will equal:

principal amount of each Note ($10 per unit) ×	(	Ending Value – Starting Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

As a result of the foregoing, the value of the Index will need to increase by a percentage between 2.61% and 3.00%, depending upon the actual Participation Rate, as described below, in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” will equal the closing value of the Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

The “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period regardless of the occurrence of a Market Disruption Event on that Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event (as defined below under “—Adjustments to the Index; Market Disruption Events”) has not occurred.

An “Index Business Day” means any day on which the NYSE, the AMEX and the Nasdaq National Market are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

The following table illustrates, for the hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each unit of Notes,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of Notes, and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.01% per annum, as more fully described below.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable at maturity per unit of the Notes (1)	Total rate of return on the Notes (1)	Pretax annualized rate of return on the Notes (1)(2)	Pretax annualized rate of return of stocks included in the Index (2)(3)
6,292.84	–40.00%	$ 9.70	–3.00%	–0.43%	–5.08%
7,341.65	–30.00%	$ 9.70	–3.00%	–0.43%	–3.01%
8,390.46	–20.00%	$ 9.70	–3.00%	–0.43%	–1.16%
9,439.26	–10.00%	$ 9.70	–3.00%	–0.43%	0.50%
10,488.07(4)	0.00%	$ 9.70	–3.00%	–0.43%	2.03%
10,750.27	2.50%	$ 9.97	–0.30%	–0.04%	2.39%
11,012.47	5.00%	$10.24	2.40%	0.34%	2.75%
11,536.88	10.00%	$10.78	7.80%	1.08%	3.44%
12,585.68	20.00%	$11.85	18.50%	2.44%	4.75%
13,634.49	30.00%	$12.93	29.30%	3.70%	5.97%
14,683.30	40.00%	$14.00	40.00%	4.86%	7.13%
15,732.11	50.00%	$15.08	50.80%	5.95%	8.22%
16,780.91	60.00%	$16.15	61.50%	6.96%	9.25%
17,829.72	70.00%	$17.23	72.30%	7.92%	10.23%
18,878.53	80.00%	$18.30	83.00%	8.82%	11.17%
19,927.33	90.00%	$19.38	93.80%	9.67%	12.07%
20,976.14	100.00%	$20.45	104.50%	10.48%	12.93%

(1)	These values include the application of the hypothetical Participation Rate of 107.5%, the midpoint of the expected range of 100% to 115%.
(2)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 2.01% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value;
(c)	no transaction fees or expenses; and
(d)	an investment term from February 2, 2004 to February 2, 2011, a term expected to be equal to that of the Notes.

(4)	This is the hypothetical Starting Value for purposes of this table. The actual Starting Value will be determined on the Pricing Date and will be disclosed in the final prospectus supplement delivered in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Starting Value, Participation Rate and Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the Index; Market Disruption Events

If at any time Dow Jones changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index , or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the trustee and

ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Ending Value as described above under “—Payment at maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that Dow Jones discontinues publication of the Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Dow Jones discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each business day until the earlier to occur of:

•	the determination of the Ending Value, and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in WSJ or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “business day” is any day on which the NYSE, the AMEX and the Nasdaq National Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default (as described under “Description of Debt Securities—Events of Default” in the accompanying prospectus) with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the Minimum Redemption Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes . See “—Payment at maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of        % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share and market capitalization for each of the component stocks in the Index based on publicly available information as of January 30, 2004.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Total Shares Outstanding(2)	Market Capitalization(2)
Alcoa Inc.	AA	Basic Resources	$ 34.18	865,355,000	$ 29,577,830,000
Altria Group Inc.	MO	Noncyclical Goods & Services	$ 55.59	2,031,172,000	$ 112,912,900,000
American Express Company	AXP	Financial Services	$ 51.84	1,284,000,000	$ 66,562,560,000
AT&T Corp	T	Telecommunications	$ 19.46	789,873,000	$ 15,370,930,000
The Boeing Company	BA	Industrial Goods & Services	$ 41.75	800,216,000	$ 33,409,019,990
Caterpillar Inc.	CAT	Industrial Goods & Services	$ 78.13	347,240,000	$ 27,129,880,000
Citigroup Inc.	C	Financial Services	$ 49.48	5,156,900,000	$ 255,163,400,000
The Coca-Cola Company	KO	Food & Beverage	$ 49.24	2,451,512,000	$ 120,712,500,000
E.I. du Pont de Nemours and Company	DD	Chemicals	$ 43.90	996,777,000	$ 43,758,510,000
Eastman Kodak Company	EK	Cyclical Goods & Services	$ 28.41	286,574,000	$ 8,141,565,000
Exxon Mobil Corporation	XOM	Energy	$ 40.79	6,609,800,000	$ 269,613,800,000
General Electric Company	GE	Industrial Goods & Services	$ 33.63	10,042,860,000	$ 337,741,400,000
General Motors Corporation	GM	Automobiles	$ 49.68	560,751,000	$ 27,858,110,000
Hewlett-Packard Company	HPQ	Technology	$ 23.79	3,048,883,000	$ 72,532,930,000
The Home Depot, Inc.	HD	Retail	$ 35.47	2,275,216,000	$ 80,701,910,000
Honeywell International Inc.	HON	Industrial Goods & Services	$ 36.12	862,051,000	$ 31,137,270,000
Intel Corporation	INTC	Technology	$ 30.60	6,532,000,000	$ 199,879,200.000
International Business Machines Corp.	IBM	Technology	$ 99.23	1,720,423,000	$ 170,717,600,000
International Paper Co.	IP	Basic Resources	$ 42.27	480,467,000	$ 20,309,350,000
J.P. Morgan Chase & Co.	JPM	Banks	$ 38.89	2,042,600,000	$ 79,436,710,000
Johnson & Johnson	JNJ	Healthcare	$ 53.42	2,968,143,000	$ 158,558,200,000
McDonald’s Corporation	MCD	Cyclical Goods & Services	$ 25.74	1,269,164,000	$ 32,668,280,000
Merck & Co., Inc.	MRK	Healthcare	$ 47.60	2,224,997,000	$ 105,909,900,000
Microsoft Corporation	MSFT	Technology	$ 27.65	10,812,470,000	$ 298,964,800,000
3M Company	MMM	Industrial Goods & Services	$ 79.09	784,883,000	$ 62,076,400,000
The Procter & Gamble Company	PG	Noncyclical Goods & Services	$101.08	1,296,727,000	$ 131,073,200,000
SBC Communications Inc.	SBC	Telecommunications	$ 25.50	3,310,670,000	$ 84,422,090,000
United Technologies Corporation	UTX	Industrial Goods & Services	$ 95.54	470,559,000	$ 44,957,230,000
Wal-Mart Stores, Inc.	WMT	Retail	$ 53.85	4,327,781,000	$ 233,051,000,000
The Walt Disney Company	DIS	Media	$ 24.00	2,045,364,000	$ 49,088,730,000
		Total Market Capitalization:			$3,203,437,204,990
		Average Market Capitalization:			$ 106,781,240,166

(1)	The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Index or any component stock. Beneficial owners of the Notes will not have any right to the component stocks or any dividends paid on the component stocks.
(2)	Information obtained from Bloomberg Financial Markets.

Historical Data on the Index

The following graph sets forth the closing values of the Index on the last business day of each year from 1946 through 2003. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to beneficial owners of Notes at maturity or otherwise.

Month-End Closing Values of the Index

The following table sets forth the closing value of the Index at the end of each month, in the period from January 1996 through January 2004. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Index during any period set forth below is not any indication that the Index is more or less likely to decline at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	5,395.30	6,813.09	7,906.50	9,358.83	10,940.53	10,887.36	9,920.00	8,053.81	10,488.07
February	5,485.62	6,877.74	8,545.72	9,306.58	10,128.31	10,495.28	10,106.13	7,891.08
March	5,587.14	6,583.48	8,799.81	9,786.16	10,921.92	9,878.78	10,403.94	7,992.13
April	5,569.08	7,008.99	9,063.37	10,789.04	10,733.91	10,734.97	9,946.22	8,480.09
May	5,643.18	7,331.04	8,899.95	10,559.74	10,522.33	10,911.94	9,925.25	8,850.26
June	5,654.63	7,672.79	8,952.02	10,970.80	10,447.89	10,502.40	9,243.26	8,985.44
July	5,528.91	8,222.61	8,883.29	10,655.15	10,521.98	10,522.81	8,736.59	9,233.80
August	5,616.21	7,622.42	7,539.07	10,829.28	11,215.10	9,949.75	8,663.50	9,415.82
September	5,882.17	7,945.26	7,842.62	10,336.95	10,650.92	8,847.56	7,591.93	9,275.06
October	6,029.38	7,442.08	8,592.10	10,729.86	10,971.14	9,075.14	8,397.03	9,801.12
November	6,521.70	7,823.13	9,116.55	10,877.81	10,414.49	9,851.56	8,896.09	9,782.46
December	6,448.27	7,908.25	9,181.43	11,497.12	10,786.85	10,021.50	8,341.63	10,453.92

The following graph plots the historical month-end performance of the Index from January 1996 through January 2004. Past movements of the Index are not necessarily indicative of future Index values. The closing value of the Index on January 30, 2004 was 10,488.07.

License Agreement

“Dow Jones”, “Dow Jones Industrial AverageSM”, and “DJIASM” are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial AverageSM and its service marks for use in connection with the Notes.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Industrial AverageSM or have any obligation to do so.

Dow Jones will not have any liability in connection with the Notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the Notes, the beneficial owner of the Notes or any other person in connection with the use of the Dow Jones Industrial AverageSM and the data included in the Dow Jones Industrial AverageSM;

•	The accuracy or completeness of the Dow Jones Industrial AverageSM and its data; and

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial AverageSM and its data;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial AverageSM or its data; and

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment at maturity of an amount equal to $             per unit (the “Projected Total Redemption Amount”). This represents an estimated yield on the Notes equal to         % per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual cash payment at maturity (the “Actual Total Redemption Amount”) exceeds $         per unit (i.e., the Projected Total Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Total Redemption Amount over $         per unit (i.e., the Projected Total Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the Actual Total Redemption Amount, if any, is less than $         per unit (i.e., the Projected Total Redemption Amount), the amount by which the Projected Total Redemption Amount (i.e., $         per unit) exceeds the Actual Total Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Total Redemption Amount (i.e., $        ) in excess of the Actual Total Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Total Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Total Redemption Amount will be, or that the Actual Total Redemption Amount will even exceed $9.70.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the Notes during each accrual period over an assumed term of approximately seven years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Total Redemption Amount and a hypothetical estimated yield equal to 3.63% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the Notes as if the Notes had been issued on February 2, 2004 and were scheduled to mature on February 2, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Total Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Total Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the initial sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
February 2, 2004 through August 2, 2004	$0.1810	$0.1810
August 3, 2004 through February 2, 2005	$0.1848	$0.3658
February 3, 2005 through August 2, 2005	$0.1881	$0.5539
August 3, 2005 through February 2, 2006	$0.1916	$0.7455
February 3, 2006 through August 2, 2006	$0.1950	$0.9405
August 3, 2006 through February 2, 2007	$0.1986	$1.1391
February 3, 2007 through August 2, 2007	$0.2022	$1.3413
August 3, 2007 through February 2, 2008	$0.2058	$1.5471
February 3, 2008 through August 2, 2008	$0.2096	$1.7567
August 3, 2008 through February 2, 2009	$0.2134	$1.9701
February 3, 2009 through August 2, 2009	$0.2172	$2.1873
August 3, 2009 through February 2, 2010	$0.2212	$2.4085
February 3, 2010 through August 2, 2010	$0.2252	$2.6337
August 3, 2010 through February 2, 2011	$0.2293	$2.8630

Hypothetical Projected Total Redemption Amount = $12.863 per unit

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $             aggregate principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of     % of the initial public offering prices of the Notes. The underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the original public offering prices of the Notes to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes . These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more units of the Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to closeout a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, June 27, 2003 and June 28, 2002 and September 26, 2003 and September 27, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003, June 27, 2003 and September 26, 2003 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because such reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Ending Value	S-3
business day	S-14
Calculation Day	S-11
Calculation Period	S-11
Index Business Day	S-11
Market Disruption Event	S-13
Minimum Redemption Amount	S-3
Notes	S-1
Participation Rate	S-4
Pricing Date	S-3
principal amount	S-3
Projected Supplemental Redemption Amount	S-21
Starting Value	S-3
successor index	S-13
Supplemental Redemption Amount	S-3

1,000,000 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Performance of the

Dow Jones Industrial AverageSM

due February     , 2011

(the “Notes”)

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

February     , 2004